Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES VOTING RESULTS FROM THE 2015 ANNUAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada - May 14, 2015

Precision Drilling Corporation (“Precision” or “Company”) held its annual meeting of shareholders in Calgary on May 13, 2015. A total of 231,551,481 shares (approximately 79.08% of the outstanding common shares) were represented in person or by proxy. During the meeting, shareholders approved the following:

1.	The appointment of 9 board members (8 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Nominee	# Votes FoR	% Votes For	# Votes Withheld	% Votes Withheld
William T. Donovan	207,933,260	97.78%	4,711,370	2.22%
Brian J. Gibson	211,068,496	99.26%	1,576,134	0.74%
Allen R. Hagerman	211,170,960	99.31%	1,473,670	0.69%
Catherine J. Hughes	211,709,477	99.56%	935,152	0.44%
Steven W. Krablin	211,696,884	99.55%	947,746	0.45%
Stephen J.J. Letwin	206,584,043	97.15%	6,060,587	2.85%
Kevin O. Meyers	202,532,270	95.24%	10,112,360	4.76%
Kevin A. Neveu	210,983,231	99.22%	1,661,399	0.78%
Robert L. Phillips	205,794,994	96.78%	6,849,636	3.22%

2.	The appointment of KPMG LLP as Precision’s auditors.

3.
Management’s approach to executive compensation (“Say-on-Pay”) disclosed in Precision’s management information circular, with 98.52% of shares represented at the meeting voting in favour of the advisory resolution.

The full results on all matters voted upon at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Precision is pleased to announce the successful election of Steven Krablin as a member of the Company’s board of directors. Mr. Krablin was formerly President and Chief Executive Officer of Houston-based T-3 Energy Services, Inc. from March 2009 until the sale of the company in January 2011 and currently serves on the boards of three U.S. public companies. Mr. Krablin will be joining the audit committee and the human resources and compensation committee of the board in addition to becoming a director. “I am pleased to welcome Steve to our board and could not be happier that he has agreed to assume this role. Steve brings enormous technical and strategic experience having served in several leadership positions within the oil and gas industry and his insights and direction should further strengthen the Precision board,” said Kevin Neveu, President and Chief Executive Officer of the Company.

Mr. Krablin’s addition follows today’s retirement of Patrick Murray as a director of the Company. The chair of the board, Robert Phillips, said, “On behalf of Precision, I would like to extend our gratitude to Pat for his many years of service on the board. He has served on Precision’s board since 2002 and has been a valuable contributor as a member of several board committees. We wish him well on his future endeavours.”

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President, Operations Finance

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com